UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIDTOWN PARTNERS & CO., LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

380 LEXINGTON AVE, SUITE 3000
(No. and Street)

New York	NY	10168
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOHN CLARKE (212) 939-6420
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 CIRCLE 75 PARKWAY, SUITE 1100	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __JOHN CLARKE__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MIDTOWN PARTNERS & CO., LLC__ , as of __December 31__ , 20 __18__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



RICARDO A MERCEDES
Notary Public - State of New York
NO. 01ME6223695
Qualified in Westchester County
My Commission Expires Jul 30, 2022

_____
Notary Public

_____
Signature

CEO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDTOWN PARTNERS & CO., LLC

Financial Statements
For the Year Ended December 31, 2018
With
Report of Independent Registered Public
Accounting Firm

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Midtown Partners & Co., LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Midtown Partners & Co., LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the company's auditor since 2007.

March 4, 2019
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

MIDTOWN PARTNERS & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	27,440
Securities owned, at estimated fair market value		31,553
Property and equipment, net of accumulated depreciation of $55,134		6,587
Prepaid expenses		7,368
Other assets		28,492
Total Assets	$	101,440

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable	$	163,657
Commissions payable		12,200
Advances from officer		300
Total Liabilities		176,157
MEMBERS' EQUITY		(74,717)
Total Liabilities and Members' Equity	$	101,440

See accompanying notes.

MIDTOWN PARTNERS & CO., LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES

Investment banking	$	137,000
Loss from securities owned		(294,790)
Other		2,000
Total revenues		(155,790)

OPERATING EXPENSES

Compensation and benefits	267,106
Occupancy and equipment	173,112
Professional services	61,904
Technology and Communications	53,500
Travel	26,307
Licenses and registration	15,747
Other operating expenses	85,909
Total expenses	683,585

NET LOSS	$	(839,375)

See accompanying notes.

MIDTOWN PARTNERS & CO., LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

Balance, December 31, 2017, as previously reported	$	598,158
Adjustment to record deferred revenue at beginning of year		(26,000)
Balance, December 31, 2017, as adjusted		572,158
Contributions by members		192,500
Net loss		(839,375)
Balance, December 31, 2018	$	(74,717)

See accompanying notes.

4

MIDTOWN PARTNERS & CO., LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(839,375)
Items which do not affect cash:		
Depreciation expense		4,954
Loss on securities owned		294,790
Adjustment to record deferred revenue at beginning of year		(26,000)
Adjustments to reconcile net loss to net cash used by operations:		
Proceeds from securities sold to related party		200,000
Proceeds from securities sold to officer		61,800
Proceeds from securities sold		38,750
Change in prepaid expenses		3,168
Change in other assets		84
Change in accounts payable		105,661
Change in commission payable		(52,987)
Change in advances from officer		(40,700)
NET CASH USED BY OPERATING ACTIVITIES		(249,855)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions by members		192,500
NET CASH PROVIDED BY FINANCING ACTIVITIES		192,500
NET DECREASE IN CASH		(57,355)
CASH BALANCE:		
Beginning of year		84,795
End of year	$	27,440

See accompanying notes.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u> Midtown Partners & Co., LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in May of 2000.

The Company provides advisory and investment banking services for customers located throughout the United States.

<u>Cash:</u> The Company maintains its demand deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

<u>Property and Equipment:</u> Property and equipment consists of office furniture and equipment that is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five to ten years.

<u>Income Taxes:</u> The Company is a proprietorship that is wholly-owned by a corporation (the "Parent") for income tax reporting purposes. Therefore. the member will report the entire taxable income or loss on its corporate income tax return, and no income taxes are recorded in the accompanying financial statements.

The Parent has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under these provisions, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

<u>Estimates:</u> Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

<u>Revenue Recognition:</u> Investment banking revenues include fees from securities offerings in which the Company acts as an agent. Investment banking revenues also include fees earned from providing merger and acquisition and financial advisory services. Investment banking fees and sales commissions are recorded upon settlement.

In May 2014, The Financial Accounting Standards Board (FASB) issued Accounting Standards Updates ("ASU") 2014-09, Revenue from Contracts with Customers, resulting in a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606).

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes success fee revenue upon completion of a success fee-based transaction. In addition, retainer revenue is recognized when the Company satisfies its performance obligations by transferring the promised services to its customers. The Company's performance obligations are satisfied at a point in time when the Company has determined that the customer obtains control over the promised

6

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

services. The inability to satisfy these performance obligations results in deferred revenue as reflected on the statement of Financial Condition. The amount of retainer revenue recognized upon the fulfillment of the aforementioned performance obligations without the consummation of a success fee-based transaction was $137,000 which was the entirety of investment banking revenue in the accompanying Statement of Operations.

Application of the standard in 2018 using the modified retrospective approach resulted in an adjustment to beginning retained earnings of $26,000.

New Pronouncements:
In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Securities Owned: Securities owned, which consist of common stocks and warrants received as compensation for services provided and as capital contributions, are recorded at fair market value.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had a net capital deficiency of ($141,516) which was ($153,260) in deficit of its required net capital of $11,744 and its ratio of aggregate indebtedness to net capital was -1.24 to 1.

NOTE C – CONCENTRATIONS

Approximately 95% of investment banking revenues were earned from five customers in 2018.

NOTE D – SECURITIES OWNED

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE D – SECURITIES OWNED (Continued)

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2018.

	Fair Value Measurements	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Common stock	$ 31,550	$ 31,550	$ -	$ -
Warrants for purchase of common stock	3	-	3	-
	$ 31,553	$ 31,550	$ 3	$ -

Fair value of securities owned is determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather relying on the securities' relationship to other benchmark securities.

There were no securities impaired at December 31, 2018.

NOTE E – LEASES

Operating leases:

The Company leases office premises under an operating lease. Operating lease expense for 2018 was approximately $168,000.

At December 31, 2018 the approximate future minimum lease payments under its office facility lease are as follows:

2019	65,000
$	65,000

NOTE F – CONTINGENCIES

The Company was subject to an arbitration proceeding with a former employee who was seeking additional compensation. During 2018, the Company settled the arbitration for $64,610. The amount is reflected in the Statement of Operations under other operating expenses. The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2018.

NOTE G – RELATED PARTY TRANSACTIONS

During 2018, the Company sold 51,600 shares of EcoArk stock for $61,800 to its CEO. The stock was received as compensation for one of the Company's engagements and the sale was at an agreed upon amount between the parties. The Company recognized a loss of $15,288 from this sale that is reflected in Loss from securities owned in the Statement of Operations.

During 2018, the Company sold 400,811 shares of ICG stock for $200,000 to the Parent. The stock was received as compensation for one of the Company's engagements and the sale was at an agreed upon amount between the parties. The Company recognized a gain of $15,500 from this sale that is reflected in Loss from securities owned in the Statement of Operations.

NOTE H – NET LOSS

The Company has incurred a loss during the year ended December 31, 2018 and was dependent upon capital contributions from its member for working capital and net capital. Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

MIDTOWN PARTNERS & CO., LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

AS OF DECEMBER 31, 2018

NET CAPITAL:

Total member's equity	$ (74,717)
Less non-allowable assets:	
Securities owned, non-marketable, net of commissions payable	24,353
Property and equipment	6,587
Prepaid expenses	7,368
Deposits	28,491
	66,799
Net capital (deficit) before haircuts	(141,516)
Less haircuts on securities positions	-
Net capital	
Minimum net capital required (greater of $5,000 or 6 2/3%	(141,516)
of aggregate indebtedness)	11,744
Net capital deficit	$ (153,260)
Aggregate indebtedness	$ 176,157
Percentage of aggregate indebtedness to net capital	-124.48%

Reconciliation with Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2018.

There is no significant difference between net capital reported in Part IIA of Form X-17A-5 as of December 31, 2018 and net capital as reported above.

MIDTOWN PARTNERS & CO., LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.





380 Lexington Avenue, 30th Flr.
New York, NY 10168
Phone: 212.939.6430 ♦ *Fax:* 201.301.8846

MIDTOWN
PARTNERS & CO., LLC

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 27, 2019

RUBIO CPA, PC
900 Circle 75 Parkway
Suite 1100
Atlanta, Georgia 30339

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Midtown Partners & Co., LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2018.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: John Clarke

Title: CEO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING REVIEW OF THE EXEMPTION REPORT
SEA RULE 17a-5(g)(2)(ii)

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Midtown Partners & Co., LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Midtown Partners & Co., LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Midtown Partners & Co., LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Midtown Partners & Co., LLC stated that Midtown Partners & Co., LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Midtown Partners & Co., LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Midtown Partners & Co., LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 4, 2019
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC